December 21, 2006

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq.

Re:	Seitel, Inc.

Preliminary Schedule 14A

Filed November 22, 2006

File No. 001-10165

Schedule 13E-3

Filed November 22, 2006

File No. 005-37899

Ladies and Gentlemen:

On behalf of Seitel, Inc. (“Seitel” or the “Company”), we have filed through EDGAR the Company’s revised preliminary proxy statement on Schedule 14A (“Revised Schedule 14A”) and Amendment No. 1 (“Amendment No. 1”) to the above-referenced Schedule 13E-3 (“Schedule 13E-3”). Revised Schedule 14A and Amendment No. 1 reflect all changes made to the preliminary Schedule 14A and to Schedule 13E-3.

In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 12, 2006, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the December 12 comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

United States Securities and Exchange Commission

December 21, 2006

Schedule 13E-3

1.	We note that Robert Monson, William Restrepo and Kevin Callaghan may roll over their equity positions in the company into equity of the acquiring entity. Please include each as a filing person in the Schedule 13E-3.

Response: Each of Messrs. Monson, Restrepo and Callaghan have been added as a filing person in, and as a signatory to, Amendment No. 1 to the Schedule 13E-3. In addition, each of Messrs. Robert J. Simon and Garis C. Smith, and Ms. Marcia H. Kendrick, who also are executive officers of the Company, have been invited to roll over their equity positions in the Company into equity of the acquiring entity. Accordingly, Ms. Kendrick and each of Messrs. Simon and Smith also have been added as a filing person in, and as a signatory to, Amendment No. 1 to the Schedule 13E-3. This expanded group of executive officers is referred to in the Revised Schedule 14A as the “Senior Rollover Investors.”

2.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for Mr. Monson, Mr. Restrepo and Mr. Callaghan, to the extent not already disclosed. For additional guidance, see Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure Mr. Monson, Mr. Restrepo and Mr. Callaghan signs the Schedule 13E-3 in his individual capacity.

Response: Information with respect to each of Messrs. Monson, Restrepo, Callaghan, Simon and Smith and Ms. Kendrick required by Schedule 13E-3 and its instructions is included in the Revised Schedule 14A and incorporated by reference into Amendment No. 1 to the Schedule 13E-3. Each of Messrs. Monson, Restrepo, Callaghan, Simon, Smith and Ms. Kendrick has signed Amendment No. 1 to the Schedule 13E-3 in his or her individual capacity.

Introduction:

United States Securities and Exchange Commission

December 21, 2006

3.	We note your disclosure that the filing persons disclaim any obligation to file the Schedule 13-E-3 and that those filing persons are not admitting they are affiliates of Seitel within the meaning of Rule 13e-3. We note similar statements in this Schedule and in the proxy statement that (i) Parent, Acquisition Co. and the ValueAct entities “may” be deemed affiliates of Seitel, and (ii) Parent, Acquisition Co., ValueAct Capital, and the Rollover Investors “may” be deemed to be engaged in a going private transaction. Please tell us why you need to express doubt as to these matters. We note that given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Seitel, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

Response: The disclaimers with respect to the affiliate status of the filing persons have been deleted from the “Introduction” section of Amendment No. 1 to Schedule 13E-3 and the disclosure in Revised Schedule 14A has been modified as required. Reference is made to pages 28, 29 and 40 of Revised Schedule 14A.

Preliminary Schedule 14A

General

4.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The cover page of the proxy statement, the notice of meeting and the form of proxy accompanying the Revised Schedule 14A have been revised to indicate the preliminary status of the material by the addition of the legend “Preliminary Copy” thereon.

5.	Please fill in the blanks in the proxy statement.

Response: To the extent information is available at this time, blanks in the proxy statement have been completed. Certain information that the parties contemplate including in the definitive proxy statement is not available at this time and, accordingly, blanks remain for this information. For example, information (i) pertaining to the record date and the date, place and time of the special stockholders meeting and other information related thereto (e.g., share ownership as of the record date), (ii) matters related to the equity rollover, such as the tables on pages 42 and 48 of the Revised Schedule 14A, the percentage of equity to be held by the Rollover Investors in the acquiring entity to be represented by options, and (iii) certain matters related to the mechanics of the meeting and the merger (telephone numbers for the proxy solicitor, identity of the paying agent,

United States Securities and Exchange Commission

December 21, 2006

etc.) has not been included. The parties are aware of their obligations to complete this information, and will include it in the definitive proxy statement.

Summary Term Sheet

6.	Please consolidate the disclosure in this Summary Term Sheet and the Questions and Answers section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating the meeting.

Response: The “Questions and Answers” section of the Revised Schedule 14A has been revised to reduce duplication of information and to focus such section on procedural matters relating to the meeting, including alternative methods of voting.

7.	We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that the merger is fair to, advisable and in the best interests of our stockholders (other than ValueAct Capital and its affiliates and the Rollover Investors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response: The definition of the term “unaffiliated stockholders” on page 4 of the Revised Schedule 14A has been modified to conform such definition to the usage of Section 1014(a) of Regulation M-A, so that usage throughout the Revised Schedule 14A is consistent with the requirement of such rule.

8.	Please update your disclosure regarding the HSR waiting period and the amendment of the Indenture.

Response: The disclosure regarding the HSR waiting period has been updated to reflect the receipt of early termination. Reference is made to pages 5, 6, 60-61 and 82 of the Revised Schedule 14A. Additional disclosure regarding the status of the amendment to the Indenture has been added to pages 5 and 82 of the Revised Schedule 14A.

United States Securities and Exchange Commission

December 21, 2006

Special Factors, page 17

9.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to relocate the Special Factors section immediately after the summary information.

Response: Since the summary information is contained in the “Summary Term Sheet” and “Questions and Answers” sections, the Special Factors section has been relocated so that it appears immediately following such sections.

Background of the Merger, page 14

10.	We note on page 19 that the increase in the company’s stock price from March to May 2006 was attributed in part to Schlumberger’s acquisition of WesternGeco. Please explain the significance of this announcement for Seitel.

Response: Additional disclosure has been added on page 14 of the Revised Schedule 14A to explain the significance of this announcement to Seitel.

Recommendation of the Special Committee and Board of Directors, page 26

11.	We note that the special committee viewed the consideration as fair in light of the company’s business, operations, financial condition, etc. (page 28). Please revise to describe what specifically about these aspects of the company were considered in determining that the merger consideration is fair. Please apply this comment to the disclosure entitled “Position of the ValueAct Capital Filers Regarding Fairness of the Merger” on page 34.

Response: Additional disclosure has been added on page 28 of the Revised Schedule 14A to address the specific aspects of the Company’s business, operations, financial condition, strategy and prospects that were considered by the special committee in determining the merger consideration is fair. The disclosure on page 30 of the Revised Schedule 14A has been revised to address the specific aspects of the Company’s business, operations, financial condition, strategy and prospects considered by the ValueAct Capital Filers.

12.	Please describe briefly the “non-recurring events” in Seitel’s industry that affected Seitel’s recent market prices (page 28).

United States Securities and Exchange Commission

December 21, 2006

Response: This disclosure on page 23 of the Revised Schedule 14A has been revised and expanded to clarify, by reference to the discussion on page 14 of the Revised Schedule 14A, the extraordinary press interest that affected the market price of Seitel’s common stock during the relevant time period.

13.	Please describe briefly the provisions of Section 203 of the Delaware general Corporation law.

Response: An additional sentence and additional clarifying disclosure has been added on pages 23-24 of the Revised Schedule 14A describing the possible effect on Seitel’s unaffiliated stockholders of the inapplicability of Section 203 of the Delaware General Corporation Law.

14.	We note that the special committee received Blair’s fairness opinion and that the board “considered” the special committee’s conclusions regarding the fairness of the transaction and Blair’s fairness opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise accordingly and apply this comment to the fairness determination disclosure of the Rollover Investors.

Response: A statement has been added in the disclosure relating to the special committee, the board of directors and the Senior Rollover Investors as required. Reference is made to pages 26, 28 and 29 of the Revised Schedule 14A.

15.	Please disclose whether the special committee, the board of directors and the Rollover Investors considered such factors as net book value, going concern value and liquidation value, according to Instruction 2 to Item 1014 of Regulation M-A.

If any of these factors was disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If you relied on the analysis of any of these factors by Blair, revise your disclosure to state that you adopt Blair’s discussion of those factors.

Response: In the case of the special committee, the board of directors and the Senior Rollover Investors, additional disclosure had been added describing the reasons why net book value, going concern value and liquidation value were not considered by them. Reference is made to pages 26, 28 and 29 of the Revised Schedule 14A.

United States Securities and Exchange Commission

December 21, 2006

16.	See our comment above. Please also address how any filing person relying on the Blair opinion was able to reach the fairness determination as to unaffiliated security holders given that the Blair fairness opinion addressed fairness with respect to security holders other than the ValueAct Capital and its affiliates, rather than all security holders unaffiliated with the company.

Response: An additional bullet-point disclosure has been added on page 27 of the Revised Schedule 14A explaining how the filing persons were able to determine fairness to unaffiliated security holders given the language of Blair’s fairness opinion.

Position of the ValueAct Capital Filers Regarding Fairness of the Merger, page 34

17.	Refer to the last paragraph of this section. Please revise your disclosure to state definitively whether the foregoing discussion includes all material factors considered by these filing persons or not.

Response: The disclosure in this paragraph on pages 31-32 of the Revised Schedule 14A has been revised to clarify that the discussion includes all factors considered by the ValueAct Capital Filers that the ValueAct Capital Filers believe to be material.

Opinion of Financial Advisor, page 35

18.	Refer to the disclaimer at the top of page 36. Clarify whether Blair has given its consent to include this disclosure and its opinion as part of the proxy statement.

Response: The consent of Blair to include its opinion in the proxy statement is contained on page B-2 of Blair’s opinion included in the proxy statement. In addition, specific language confirming Blair’s consent to the inclusion of its opinion and the description of its opinion appearing under the caption “Special Factors—- Opinion of Financial Advisor” has been added on page 32 of the Revised Schedule 14A.

19.

Please revise to disclose the data underlying the results described in this section and to show how that information resulted the multiples/values disclosed. For example, disclose (i) the enterprise values, revenue and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 38 with respect to the Selected Public Companies Analysis, (ii) the transaction date and data from each transaction that resulted in the multiples disclosed on page 39 with respect to the Selected M&A Transactions Analysis, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis,

United States Securities and Exchange Commission

December 21, 2006

the Leveraged Acquisition Analysis and the Accretion/Dilution Analysis or a cross-reference to a place where those projections appear in the proxy statement.

Response: A new chart has been added on page 35 to replace the chart containing selected public company valuation multipliers. The new chart includes revenue, EBITDA, cash EBITDA, Free Cash Flow and EBIT multiples for each comparable company, and minimum, mean, medium and maximum multiples, as well as a comparison of such multiples to the corresponding Seitel multiple using the merger price. The date of transaction has been added parenthetically after the reference thereto to pages 35-36 of the Revised Schedule 14A. A second new chart has been added on page 36 of the Revised Schedule 14A that compares the data from each transaction disclosed on pages 35-36.

20.	Refer to the Discounted Cash Flow Analysis. Please explain how Blair determined that discount rates of 14%-16% and Cash EBITDA multiples of 6.0x-7.0x were the most appropriate indicators of value. Disclose the industry averages.

Response: An explanation of how Blair determined that discount rates of 14%-16% and cash EBITDA multiples of 6.0x-7.0x were appropriate has been included on page 37 of the Revised Schedule 14A.

21.	Please explain the significance of the Leveraged Acquisition analysis and its results in connection with Blair’s ultimate fairness determination. Please apply this comment also to the results obtained in the Premiums Paid and the Take Private Premiums Paid analyses.

Response: The description of the Leveraged Acquisition Analysis on page 37 of the Revised Schedule 14A has been revised to explain the rationale for performing the Leveraged Acquisition Analysis. Information on how the IRRs resulting from this analysis are viewed by private equity investors has been provided, which we believe will help readers of the Revised Schedule 14A better understand the results of this analysis. In addition, language has been added in the description of each of the Premiums Paid Analysis and the Take Private Premiums Paid Analysis to explain that each such analysis was conducted in order to compare the premiums paid in the selected transactions to the premium being paid in this transaction.

We note that, as indicated on page 39 of the Revised Schedule 14A, Blair did not place particular weight on any particular analysis, but instead reviewed all of its analyses, taken as a whole, in making its fairness determination. Thus, we have not attempted quantify

United States Securities and Exchange Commission

December 21, 2006

“the significance” of the Leveraged Acquisition, Premiums Paid and Take Private Premiums Paid Analyses, in response to the Staff’s comment.

22.	Please explain why Blair did not use the Business Cyclicality Case projections for the Accretion/Dilution Analysis.

Response: We are advised that the 2006 projected results for Seitel are the same under the Business Cyclicality Case and the Steady Growth Case. An additional reference to the Business Cyclicality Case has been added on page 38 of the Revised Schedule 14A.

23.	Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A. Alternatively confirm supplementally that no such relationship existed.

Response: Blair has informed us, and we hereby confirm to the Staff, that no material relationship existed during the past two years or is mutually understood to be contemplated between Blair, its affiliates and/or unaffiliated representative and Seitel or its affiliates, including ValueAct Capital. Additionally, Blair has informed us, and we hereby confirm to the Staff, that Blair has not received any compensation from Seitel or its affiliates, including ValueAct Capital, during the past two years, and is not to receive any compensation from Seitel or its affiliates, including ValueAct Capital, other than the compensation received and to be received from Seitel in connection with the merger, as disclosed in the proxy statement.

The Merger Agreement – Conditions to Completion of the Merger, page 81

24.	We note the conditions relating to the demand of appraisal rights, the receipt of financing by the acquiring entities and the amendment or termination of the Indenture. We note additionally that these conditions may be waived by the company or the acquisition entities, as the case may be. Please advise the steps the company is taking in the event that these conditions are not satisfied or are waived. For instance, should the conditions be waived, would the company resolicit security holders?

Response: The conditions relating to the demand of appraisal rights and the receipt of financing by the acquiring entities are for the benefit of Parent and Acquisition Co. and are not subject to waiver by Seitel. The condition relating to amendment or termination of the Indenture is for the benefit of Seitel and Parent and Acquisition Co. and, if not satisfied, would require waiver by all parties. No decision had been reached by Seitel or, to Seitel’s knowledge, Parent and Acquisition Co., with respect to the waiver of any

United States Securities and Exchange Commission

December 21, 2006

condition to consummation of the merger. Any such occurrence would be considered at that time. However, unless required by law, if a condition is waived, Seitel would not expect to resolicit security holders.

Financing for the Merger, page 54

25.	Refer to the penultimate bullet point on page 55. Please disclose whether any event having a material adverse effect on the company has occurred between December 31, 2005 and the date of the proxy statement. Also, please disclose whether the measures described in the ninth bullet point on page 57 are currently met.

Response: The disclosure in the bullet point referenced in the first sentence of the Staff’s comment above has been revised on page 53 of the Revised Schedule 14A to indicate that to the knowledge of Seitel, the Senior Rollover Investors and ValueAct Capital Filers, as of the date of the proxy statement, no event having a material adverse effect on the Company and its subsidiaries, taken as a whole, has occurred. With respect to whether the measures described in the bullet point referenced in the final sentence of the Staff’s comment above are currently met, we respectfully note on behalf of the Filers that it is not yet ascertainable whether they have been met, as each of those conditions requires a test based on financial data for a period which has not yet ended (most likely the fourth quarter of the Company’ s fiscal year ending December 31, 2006, based on the currently anticipated closing date) and for which financial results are not yet available. We have revised the disclosure in that bullet point on page 55 of the Revised Schedule 14A to clarify when those measures will need to be met in order to satisfy the condition.

Selected Historical Consolidated Financial Data, page 91

26.	We note that you have incorporated by reference the financial statement for the year ended December 31, 2005 and for the quarters ended September 30, 2005 and 2006 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of the Regulation M-A. Please revise your disclosure to provide the book value as of the date of your most recent balance sheet, as required by Item 1010(c)(5) of Regulation M-A.

Response: The balance sheet data on page 93 of the Revised Schedule 14A has been revised to include book value per common share for each period presented.

27.	The pro forma data set forth in paragraphs (b) and (c)(6) of Item 1010 is also required. Please provide it or tell us your basis for not doing so.

Response: The Company respectfully submits that the pro forma financial data is not material or relevant to a stockholder’s consideration of the merger transaction because, following the merger, none of the Company’s existing stockholders (other than ValueAct Capital and the Rollover Investors) will have a continuing interest in the Company and the Company will be a highly-leveraged private company whose financial statements will not be comparable to those of the current public company. Moreover, the additional debt being incurred in connection with the merger transaction has been committed on terms and conditions only available in the current merger transaction, and the Company could not obtain such terms, or enter into any comparable transaction, on a stand-alone (or status quo) basis. As a consequence, no additional disclosure has been included.

United States Securities and Exchange Commission

December 21, 2006

Where You Can Find More Information, page 96

28.	Refer to the fourth paragraph in this section. Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: General Instruction D to Schedule 14A provides that “Information may be incorporated by reference only in the manner and to the extent specifically permitted by the items in this schedule.” It is respectfully submitted that the incorporation by reference set forth in the Revised Schedule 14A under the caption “Where You Can Find More Information” on page 97 is specifically permitted by paragraph (e)(1) of Item 14 of Schedule 14A.

Because the Revised Schedule 14A relates to a special meeting where action is to be taken with respect to a merger that is a going private transaction, paragraph (c)(2) of Item 14 of Schedule 14A is applicable. In that merger, Seitel is the acquired company. Paragraph (c)(2) of Schedule 14A provides “Acquired Company. Furnish the information required by Part C (Information with Respect to the Company Being Acquired) of Form S-4 …”

Paragraph (e)(1) of Item 14 of Schedule 14A provides that “The information required by paragraph (c) of this section may be incorporated by reference into the proxy statement to the same extent as would be permitted by Form S-4 …”

In Form S-4, Item 15 (Information with Respect to S-3 Companies) in Part C provides that “If the company being acquired meets the requirements for the use of Form S-3 and compliance with this Item is elected, furnish the information that would be required by Items 10 and 11 of this Form if securities of such company were being registered.”

The Registrant meets the requirements for the use of Form S-3 and has elected to comply with Item 15, and consequently to furnish the information required by Items 10 and 11 of Form S-4.

Item 10 of Form S-4 provides that “If the registrant meets the requirements for the use of Form S-3 and elects to furnish information in accordance with this Item, furnish information as required below.” The Registrant meets the requirements for the use of Form S-3 and has elected to furnish information in accordance with the provisions of Item 10 of Form S-4.

United States Securities and Exchange Commission

December 21, 2006

Item 11 of Form S-4 (Incorporation of Certain Information by Reference) provides that:

If the registrant meets the requirements of Form S-3 and elects to furnish information in accordance with the provisions of Item 10 of this Form:

“(a) Incorporate by reference into the prospectus, by means of a statement to that effect listing all documents so incorporated, the documents listed in paragraphs (1), (2) and, if applicable, (3) below.

…

(b) The prospectus also shall state that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to one of the following dates, whichever is applicable, shall be deemed to be incorporated by reference into the prospectus:

(1) If a meeting of security holders is to be held, the date on which such meeting is held; …”

Accordingly, it appears that paragraph (e)(1) of Item 14 of Schedule 14A specifically permits the incorporation by reference of any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing date of the proxy statement and before the special meeting.

Letters from all filing persons acknowledging the matters referred to in the Staff’s December 12, 2006 comment letter are being filed separately as correspondence.

A courtesy copy of Revised Schedule 14A, Amendment No. 1 and this letter is being delivered to the Staff.

United States Securities and Exchange Commission

December 21, 2006

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to the preliminary Schedule 14A or the Schedule 13E-3, please contact the undersigned at 713-221-1301, or Corey Brown at 713-221-1323.

Very truly yours,

Bracewell & Giuliani LLP

/s/    JOHN R. BRANTLEY

John R. Brantley

JRB/lc

Enclosure

cc:	Mr. Bryan K. Brown

Porter & Hedges, L.L.P.

1000 Main Street, Suite 3600

Houston, Texas 77002

Mr. Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808